                                                                    EXHIBIT 99.4
                                                                    ------------

     John McMonigall                             Dominic Shorthouse
    15 Portland Place                               Almack House
         London                                    28 King Street
         W1N 3AA                                      St James's
         England                                        London
                                                       SW1Y 6QW
                                                        England

29 October 1998

Dear Shareholder

As you will know, we are the Esprit Telecom Directors nominated by Warburg, Pincus Ventures, L.P. ("Warburg, Pincus") and Apax Funds Nominees Limited ("Apax") respectively.

We are writing this letter to summarise the background to the resolutions which are to be proposed at the Extraordinary General Meeting on 23 November 1998. As the Chairman has explained in his letter to you:

          (a) Walter Anderson and an entity, Gold & Appel Transfer S.A., for whom he acts, have requisitioned resolutions to remove both of us, David Oertle, the Chief Executive Officer ("CEO"), and Sir Robin Biggam, the Chairman, from the Board of Directors; and

          (b)  Warburg,   Pincus  and  Apax,   whose  funds  hold  in  aggregate
approximately 39 per cent of the ordinary shares in Esprit Telecom, have requisitioned a resolution to remove Mr Anderson from the Board.

Mr Oertle became CEO in May 1997 whereupon Mr Anderson, the previous CEO, relinquished his executive role within the Company and was subsequently appointed non-executive Chairman.

Mr Oertle has, in our view, been an outstanding success as CEO and has greatly enhanced shareholder value. His achievements have been widely admired by the investment community. He has also generated strong support and loyalty from his colleagues in the Company.

We accordingly urge shareholders to vote against the resolution to remove David Oertle as a Director and as Chief Executive Officer.

The role of Mr Anderson, as non-executive Chairman, has been an issue for some time. In the context of the overall evolution of the Company it had become increasingly clear to us (and other board members) that your company required a highly respected European based independent Chairman to continue to move forward. Mr Anderson is based in Washington and the initial period of his appointment as Chairman was in any event to expire on 4 March 1999. It was clear to us that steps were necessary to ensure that a successor was identified to facilitate a smooth transition at the appropriate time.

In addition to the above factors, the situation was exacerbated by the difficulties senior management have experienced with Mr Anderson since 1997. It was brought to our attention on several occasions that senior management had major concerns about Mr

Anderson's ability to restrict his role to that of a non-executive Chairman, and that his behaviour was confusing staff and damaging management morale.

We were also concerned as to the style in which Mr Anderson conducted Board meetings, which we felt was not appropriate.

It was clear to us that this situation could not be allowed to persist. The retention, commitment and energy of Mr Oertle and the entire management team was vital in the interests of shareholders. The Board had already discussed the need to appoint independent non-executive directors. This requirement was brought into focus by the need to replace the two directors who had notified the Board that they would be resigning in March 1998 and we felt that the process of identifying a candidate for Chairman must proceed. Accordingly, on 26 February 1998 the Remuneration Committee of the Board comprising ourselves and Mr Oertle met and resolved to appoint recruitment consultants to identify two individuals whom we could recommend to the full Board as independent non-executive directors, one of whom could be proposed as Chairman.

At that meeting, Mr Oertle expressed the view that the current fees for non-executive directors were insufficient to attract the high calibre independent candidates sought and accordingly, it was resolved to increase the fees from (pound)12,000 to (pound)15,000 p.a in line with the remuneration offered to high quality non-executive directors at peer group companies. Warburg, Pincus has not received any of this additional remuneration. Apax have inadvertently received an additional sum of (pound)321.92 (inclusive of VAT) in respect of the increased remuneration, which has been repaid to the company. Neither of us has ever personally received any directors' fees.

Following notification to Mr Anderson that a suitable candidate as an independent non-executive director with the appropriate credentials to be Chairman had been identified and was to be put before the full Board for consideration, Mr Anderson made a number of complaints and allegations against us.

Mr Anderson's allegations have been the subject of a careful and detailed review by the Company's English and American legal advisers. That report (whilst noting that the remuneration committee had technically exceeded its terms of reference in appointing a recruitment consultant and approving an increase in the non-executive directors' fees) found that we have at all times acted in good faith and in the best interests of the Company. We contend that our actions have been vindicated by Mr Anderson's conduct.

We accordingly urge shareholders to vote against the resolutions to remove us as Directors.

In the interests of the Company, at the board meeting on 5 October 1998 we put forward a compromise proposal that Mr Anderson remain as Chairman until the AGM in March 1999 and that all requisitions for an EGM be withdrawn. This was rejected outright by Mr Anderson.

We do not believe that it is in the best interests of the Company for Mr Anderson to remain on the Board.

We support the proposal of our respective firms as shareholders and urge shareholders to vote in favour of the resolution to remove Mr Anderson as a Director.

Finally, we believe that Sir Robin Biggam, who was appointed as a non-executive director and Chairman of the Company on 5 October 1998 is the best possible candidate to Chair the Company into the future. Sir Robin has extensive experience as a director and chairman of major European companies and is strongly committed to good corporate governance.

We unreservedly urge shareholders to vote against the resolution to remove Sir Robin Biggam as a non-executive Director and Chairman.

Yours faithfully                            Yours faithfully

/s/ John McMonigall                         /s/ Dominic Shorthouse

John McMonigall                             Dominic Shorthouse
Director                                    Director
Esprit Telecom Group Plc                    Esprit Telecom Group Plc




                                       3